Mail Stop 3561

July 6, 2009

Stephen K. Coss
Senior Vice President, General Counsel and Secretary
Sonic Automotive, Inc.
6415 Idlewild Road
Suite 109
Charlotte, North Carolina 28212

> **Re:** **Sonic Automotive, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May 29, 2009**
> **File No. 001-13395**

Dear Mr. Coss:

We have completed our review of the above-referenced filing and have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Thomas O'Donnell, Esq.
Moore & Van Allen PLLC
Via Facsimile